UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Summit Financial Group, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

86606G

(CUSIP Number)

July 24, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86606G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Summit Financial Group, Inc. Employee Stock Ownership Plan & Summit Financial Group, Inc. Employee Stock Ownership Trust 55-0695272

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

West Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

588,193 (1) (2)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

588,193 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,193 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.42%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP
FOOTNOTES

(1) As of December 31, 2015, the Summit Financial Group, Inc. Employee Stock Ownership Trust (“Trust”) created pursuant to the Summit Financial Group, Inc. Employee Stock Ownership Plan (the “ESOP”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 588,193 shares of the Company’s common stock, or approximately 5.42% of the total outstanding shares of the Company’s common stock. As trustees of the Trust, Russell F. Ratliff, Jr. and Ronald F. Miller may be deemed to have shared investment power with respect to the Trust shares, under certain circumstances described below.

(2) Under the terms of the ESOP, participants in the ESOP have the right to direct Russell F. Ratliff, Jr. and Ronald F. Miller, as the Trustees of the Trust (the “Trustees”), in the voting of the Company’s common stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. As of December 31, 2015, 406,371 shares have been allocated to participants’ accounts. Under the applicable trust agreement, the Trustees are to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustees may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustees also have limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer’s stock. The Trustees disclaim beneficial ownership of the shares attributed to the Trustees in their capacity as Trustees of the Trust.

CUSIP No.	86606G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Russell F. Ratliff, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

West Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

17,188.951

	6	SHARED VOTING POWER

588,193 (1) (2)

	7	SOLE DISPOSITIVE POWER

17,188.9505

	8	SHARED DISPOSITIVE POWER

588,193 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,381.951(1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) As of December 31, 2015, the Summit Financial Group, Inc. Employee Stock Ownership Trust (“Trust”) created pursuant to the Summit Financial Group, Inc. Employee Stock Ownership Plan (the “ESOP”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 588,193 shares of the Company’s common stock, or approximately 5.42% of the total outstanding shares of the Company’s common stock. As trustees of the Trust, Russell F. Ratliff, Jr. and Ronald F. Miller may be deemed to have shared investment power with respect to the Trust shares, under certain circumstances described below.

(2) Under the terms of the ESOP, participants in the ESOP have the right to direct Russell F. Ratliff, Jr. and Ronald F. Miller, as the Trustees of the Trust (the “Trustees”), in the voting of the Company’s common stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. As of December 31, 2015, 406,371 shares have been allocated to participants’ accounts. Under the applicable trust agreement, the Trustees are to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustees may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustees also have limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer’s stock. The Trustees disclaim beneficial ownership of the shares attributed to the Trustees in their capacity as Trustees of the Trust.

CUSIP No.	86606G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald F. Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

West Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

9,954.7787

	6	SHARED VOTING POWER

588,193 (1) (2)

	7	SOLE DISPOSITIVE POWER

9,954.779

	8	SHARED DISPOSITIVE POWER

588,193 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

598,147.779 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) As of December 31, 2015, the Summit Financial Group, Inc. Employee Stock Ownership Trust (“Trust”) created pursuant to the Summit Financial Group, Inc. Employee Stock Ownership Plan (the “ESOP”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 588,193 shares of the Company’s common stock, or approximately 5.42% of the total outstanding shares of the Company’s common stock. As trustees of the Trust, Russell F. Ratliff, Jr. and Ronald F. Miller may be deemed to have shared investment power with respect to the Trust shares, under certain circumstances described below.

(2) Under the terms of the ESOP, participants in the ESOP have the right to direct Russell F. Ratliff, Jr. and Ronald F. Miller, as the Trustees of the Trust (the “Trustees”), in the voting of the Company’s common stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. As of December 31, 2015, 406,371 shares have been allocated to participants’ accounts. Under the applicable trust agreement, the Trustees are to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustees may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustees also have limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer’s stock. The Trustees disclaim beneficial ownership of the shares attributed to the Trustees in their capacity as Trustees of the Trust.

Item 1.

(a)	Name of Issuer
Summit Financial Group, Inc. (the "Company")

(b)	Address of Issuer’s Principal Executive Offices
300 North Main Street Moorefield, WV 26836

Item 2.

(a)	Name of Person Filing
Summit Financial Group, Inc. Employee Stock Ownership Plan & Summit Financial Group, Inc. Employee Stock Ownership Trust Trustees: Russell F. Ratliff, Jr. and Ronald F. Miller

(b)	Address of Principal Business Office or, if none, Residence
300 North Main Street Moorefield, WV 26836

(c)	Citizenship
West Virginia corporation's employee stock benefit plan organized in West Virginia

(d)	Title of Class of Securities
The title and class of equity security to which this statement on Schedule 13G relates is the common stock, par value $2.50 per share ("Common Stock"), of the Company.

(e)	CUSIP Number
86606G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 588,193

(b)	Percent of class: 5.42%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 588,193

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 588,193

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The plan participants and beneficiaries of the ESOP have the right to receive dividends from and the proceeds from the sale of the shares reported on this Schedule. No person has such a right with respect to more than 5% of the Issuer's outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group Employee Stock Ownership Plan & Employee Stock Ownership Trust

Date: February 09, 2016	By:	/s/ Russell F. Ratliff Jr. and Ronald F. Miller
Name: Russell F. Ratliff Jr. and Ronald F. Miller
Title: Trustees

Date: February 09, 2016	By:	/s/ Russell F. Ratliff, Jr.
Name: Russell F. Ratliff, Jr.
Title: Trustee

Date: February 09, 2016	By:	/s/ Ronald F. Miller
Name: Ronald F. Miller
Title: Trustee

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)